The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
File No. 333-148054

Subject to completion, dated March 10, 2010

Pricing Supplement to the Prospectus dated May 16, 2008
and the Prospectus Supplement dated January 25, 2010

US$    ●
Senior Medium-Term Notes, Series A
Redeemable Step-Up Coupon Notes, Due March 30, 2022

Issuer:	Bank of Montreal

Issuer Rating:	Moody’s: Aa2 (stable)/S&P: A+ (stable)/DBRS: AA

Title of Notes:	Redeemable Step-Up Coupon Notes, due March 30, 2022 (the “Notes”)

Trade Date:	March ● , 2010

Settlement Date (Original Issue Date):	March 30, 2010

Maturity Date:	March 30, 2022, resulting in a term to maturity of 12 years, subject to our early redemption right, as described under “Specific Terms of the Notes — Optional Redemption Feature” below.

Principal Amount (in Specified Currency):	US$ ● ; Minimum Denomination: US$1,000 and integral multiples of US$1,000 in excess thereof

Original Public Offering Price (Issue Price):	100%

Interest Rate Per Annum:	The Notes will bear interest at the rate of 3.00% per annum for the period from March 30, 2010 to but excluding March 30, 2013, 4.00% per annum for the period from March 30, 2013 to but excluding March 30, 2016, 6.00% per annum for the period from March 30, 2016 to but excluding March 30, 2019 and 8.00% per annum for the period from March 30, 2019 to but excluding March 30, 2022. Interest on the Notes will accrue on the basis of a 360-day year of twelve 30-day months.

Interest Payment Period:	Monthly

Interest Payment Date(s):	Interest is payable monthly in arrears on the 30th day of the month, commencing April 30, 2010. In the month of February, interest will be paid on the last day of the month. See “Specific Terms of the Notes — Interest” below.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the accompanying Prospectus).

CUSIP No.:	06366Q AA5

Optional Redemption Provision:	We may, at our option, elect to redeem the Notes in whole or in part quarterly on March 30, June 30, September 30 and December 30 of each year, commencing September 30, 2010 and ending December 30, 2021 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 business days nor less than 15 business days prior to the Redemption Date. See “Specific Terms of the Notes — Optional Redemption Feature” below.

Investing in the Notes involves risks, including those described in the “Risk Factors” section beginning on page S-1 of the accompanying prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

The Notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

We may use this pricing supplement in the initial sale of Notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal

Per Note	100%	●%	●%
Total	US$ ●	US$ ●	US$ ●

BMO CAPITAL MARKETS

Pricing Supplement dated March  ● , 2010

SPECIFIC TERMS OF THE NOTES

This pricing supplement, dated March  ● , 2010 (the “pricing supplement”) and the accompanying prospectus dated May 16, 2008 (the “accompanying prospectus”), relating to the Notes, should be read together. Because the notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series A, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated January 25, 2010 (the “accompanying prospectus supplement”). Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise.

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of the Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

Please note that the information about the price to the public and the net proceeds to Bank of Montreal on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe particular terms of the Notes in more detail below.

Interest:

We will pay interest on the Notes at the rate of 3.00% per annum for the period from March 30, 2010 to but excluding March 30, 2013, 4.00% per annum from the period from March 30, 2013 to but excluding March 30, 2016, 6.00% per annum from the period from March 30, 2016 to but excluding March 30, 2019 and 8.00% per annum for the period from March 30, 2019 to but excluding March 30, 2022. Interest is payable monthly in arrears on the 30th day of the month, commencing April 30, 2010 (each such date, an “Interest Payment Date”). In the month of February, interest will be paid on the last day of the month. Interest payments will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. Interest will be payable to holders of record on the 3rd business day before each Interest Payment Date. Interest will accrue from and including each Interest Payment Date to but excluding the next Interest Payment Date. In the event an Interest Payment Date, Redemption Date or date of Maturity falls on a day other than a business day, principal and/or interest will be paid on the next succeeding business day and no interest on such payment shall accrue for the period from and after such Interest Payment Date, Redemption Date or date of Maturity, as the case may be, to such next succeeding business day.

Optional Redemption Feature:

We may, at our option, elect to redeem the Notes in whole or in part quarterly on March 30, June 30, September 30 and December 30 of each year commencing September 30, 2010 and ending on December 30, 2021 (each such date, a “Redemption Date”) at 100% of their principal amount plus accrued and unpaid interest to but excluding the date on which the Notes are redeemed. In the event we elect to redeem the Notes, notice will be given to registered holders not more than 30 nor less than 15 business days prior to the Redemption Date.

Certain Investment Considerations:

Prospective purchasers should be aware that we have the right to redeem the Notes on any Redemption Date, beginning on the first Redemption Date. It is more likely that we will redeem the notes prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment. See “Optional Redemption Feature.”

Plan of Distribution:

Subject to the terms and conditions in a terms agreement dated the date of this pricing supplement, the agent, as principal, has agreed to purchase the Notes at a purchase price equal to the original issue price, net of a commission of ● % of the principal amount of the Notes. In the future, we or our affiliates may repurchase and resell the Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about March 30, 2010.

Certain Canadian Tax Consequences of the Notes:

You should carefully consider, among other things, the matters set forth under “Canadian Taxation” in the accompanying prospectus.

Certain United States Federal Tax Consequences of the Notes:

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This summary supplements the section “United States Taxation” in the accompanying prospectus, and is subject to the limitations and exceptions set forth therein.

In the opinion of Sullivan & Cromwell LLP, the Notes will be treated as indebtedness for U.S. federal income tax purposes.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step up over the term of the Notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we redeem the Notes immediately before the increase in the interest rate on March 30, 2013, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Note is issued with OID and is not an indication of our intention to redeem or not to redeem the Notes at any time. If we do not redeem the Notes prior to the first increase in the interest rate then, solely for OID purposes, the Note will be deemed to be reissued at their adjusted issue price on March 30, 2013. This deemed reissuance should not give rise to taxable gain or loss to holders. The same analysis would apply to the increases in interest rate on March 30, 2016 and March 30, 2019 and therefore the Notes should never be treated as issued with OID for U.S. federal income tax purposes.

Under this approach, the coupon on a Note will be taxable to a United States holder (as defined in the section “United States Taxation” in the accompanying prospectus) as ordinary interest income at the time it accrues or is received in accordance with the United States holder’s normal method of accounting for tax purposes (regardless of whether we redeem the Notes). Such interest income will be treated as income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder. Depending on a United States holder’s circumstances, such income will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

P-2

Upon the disposition of a Note by sale, exchange, redemption or retirement (i.e., if we exercise our right to redeem the Notes or otherwise) or other disposition, a United States holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the United States holder’s adjusted tax basis in the Note. A United States holder’s adjusted tax basis in a Note generally will equal the cost of the Note (net of accrued interest) to the United States holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations. Any gain or loss generally will be treated as income or loss from sources within the United States for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

P-3